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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Publishes 20-Year Market Outlook

Dubai, United Arab Emirates, November 15, 2021 – Embraer has published its 20-year Market Outlook for commercial aircraft deliveries through 2040. The report was presented at a press briefing during the Dubai Air Show today.

The Market Outlook identifies trends that will influence demand for air travel and deliveries of new jet and turboprop aircraft up to 150 seats over the next two decades. Results are given for seven world regions.

Effects of the global pandemic have impacted global traffic recovery, measured in revenue passenger kilometers, which Embraer forecasts to grow 3.3% annually to 2040. The worldwide RPK volume of 2019 is expected to return in 2024.

Three key trends are shaping future demand for travel and aircraft:

(i)	Environment – airlines will acquire more fuel-efficient fleets
(ii)	Digitalization – advances in technology, including work-from-home and videoconferencing
(iii)	Regionalization – re-shoring to localize production and minimize supply-chain disruption.

Highlights of the 20-Year Commercial Market Outlook

Global demand for new aircraft up to 150 seats	10,900	units
	8,640	jets
	2,260	turboprops

Market value of all new aircraft	USD 650 billion

Annual RPK regional growth rate – ranked	4.20%	Asia Pacific (includes China)
	4.20%	Latin America
	3.80%	Africa
	3.60%	Middle East
	3.50%	CIS
	2.30%	Europe
	2.00%	North America

RPK share by the end of the decade (2029)	41%	Asia Pacific
	36%	Europe + North America

Jet deliveries (8,640) – ranked by region	2,710	North America (31.4%)
	2,160	Asia Pacific (25.0%)

	1,770	Europe (20.5%)
	760	Latin America (8.8%)
	640	CIS (7.4%)
	320	Middle East (3.7%)
	280	Africa (3.2%)

Turboprop deliveries (2,260) – ranked by region	900	Asia Pacific (39.8%)
	430	Europe (19.0%)
	430	North America (19.0%)
	180	Africa (8.0%)
	180	Latin America (8.0%)
	100	CIS (4.4%)
	40	Middle East (1.8%)

For the complete version of the 2021 Market Outlook, including analysis and regional synopses for each of the seven world regions, go to www.embraermarketoutlook2021.com

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centres, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations